EMAIL: SFELDMAN@olshanlaw.com

DIRECT DIAL: 212.451.2234

November 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Rucha Pandit, Esq.
Division of Corporation Finance
Office of Trade & Services

Re:	FlexShopper, Inc.

Registration Statement on Form S-1

File No. 333-282857

Ladies and Gentlemen:

On behalf of FlexShopper, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:00 p.m., Eastern time, on Friday, November 29, 2024, or as soon thereafter as practicable.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. H. Russell Heiser Jr.

Mr. Richard H. Kreger

Ruba Qashu, Esq.

FlexShopper, Inc.
901 Yamato Road, Suite 260

Boca Raton, FL 33431

November 26, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Rucha Pandit, Esq.
Division of Corporation Finance
Office of Trade & Services

Re:	FlexShopper, Inc. Registration Statement on Form S-1 (No. 333-282857)

Ladies and Gentlemen:

FlexShopper, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Friday, November 29, 2024, or as soon thereafter as practicable.

Very truly yours,

FLEXSHOPPER, INC.

By:	/s/ H. Russell Heiser Jr.
H. Russell Heiser Jr.
Chief Executive Officer